

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 7, 2009

InterAmerican Acquisition Group Inc.
Attention: William C. Morro, Chief Executive Officer
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

Re: InterAmerican Acquisition Group Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed December 19, 2008
File No. 333-152977

Dear Mr. Morro:

We have reviewed your filing and have the following comments.

BT Project Receivables -- Prior Comment 7, page 158

1.   The disclosure in the fifth bullet point states that Sing Kung has a retained interest in the Changchun Wakeshu project and can dispose of Jiaohe Project assets to ensure payment. Please clarify this disclosure to explain how Sing Kung obtained the legal right to dispose of Jiaohe assets in the event of a default by Changchun Wakeshu. Our understanding is that these are separate projects with different customers. Also, please disclose whether Sing Kung's collateral rights on the Changchun Wakeshu project have been perfected. Further, as previously requested, please provide disclosure enabling a reader to understand whether all of the referenced collateral rights are substantive i.e. whether management is aware of known instances where similar companies have successfully foreclosed on the assets of Chinese municipalities.

Note 3(f) – Prior Comment 8, page FII-11

2.   Please clearly disclose the interest bearing characteristics of the $7,888,731, $7,407,087 and $5,049,161 BT project receivable balances at 9/30/08, 12/31/07, and 12/31/06, respectively. Quantify the portion that is interest-bearing in each period and quantify the interest rate pursuant to paragraph 6.27 of the AICPA Construction Accounting and Audit Guide. Disclose the corresponding interest income accrued in each period presented. Quantify the amounts of any "reserves" that have been established in each period and explain the factors considered in accounting for such reserves.

3.   We note that interest receivables may be waived to encourage early payment of the corresponding revenues. Discounts granted to customers for early payment must be classified for as deductions from revenue, not as deductions from interest income, pursuant to Article 5-03.1 of Regulation S-X. Please revise.

4.   Regarding the BT Project Payables referenced on page FII-19, please clarify for us the authoritative GAAP literature that supports establishing a 100% reserve against the debt discount. We may have further comment.

Exhibits 10.4 and 10.5 – Prior Comments 10,12,14,15, 16

5.   Please quantify and identify the primary CCI and Sing Kung equity holders as of 12/27/07. Specifically address the ownership interests of Yu Mao, Gong Li, and of Cho Kwan. We understand that Yu Mao owned 50% of SNC's stock and that he signed the contracts on behalf of SNC as well as CCI. Further, if the intent of the "Business Cooperation" contract was to enable the 2 original SNC stockholders to retain SNC earnings in the event that the buyout did not occur, then presumably the 2 stockholders would have had a substantive ownership interest in CCI since the contract allocated 90% of the subject revenues to CCI. The extent of any substantive SNC change in control at 12/27/07 remains unclear. Consequently, the basis for CCI's consolidation of SNC as a VIE in periods prior to the 12/9/08 acquisition date also remains unclear.

6.   Based on your response to comment 14, we understand that Sing Kung is the counterparty of record on the Jiaohe contract, not SNC. We also understand that SNC is not directly obligated to the Jiaohe project subcontractors. So, the $12 million invested by Sing Kung in the Jiaohe contract does not appear to represent capital at risk for purposes of the SNC FIN 46(R) consolidation analysis since the risks and rewards of the Jiaohe contract are borne by Sing Kung, not SNC. As previously observed, it appears that the 2 SNC stockholders, not CCI, would absorb a majority of SNC losses given their assumption of contingent losses on the BT contract receivables and because SNC operating losses would presumably impair CCI's incentive to exercise its purchase option – in which case the 2 stockholders would absorb all SNC losses. We also understand that CCI would be expected to receive a majority of SNC's residual returns by virtue of its fixed price, 10 year purchase option. In such cases, paragraph 14 of FIN 46(R) states that the entity absorbing a majority of losses should consolidate the VIE. Therefore, it remains unclear whether CCI's consolidation of SNC prior to 12/9/08 complies with FIN 46(R). Unless management can clearly support the GAAP-basis for consolidation, then the 9/30/08 and 12/31/07 Sing Kung financial statements should be revised to de-consolidate SNC. 9/30/08 and 9/30/07 SNC financial statements would then be required pursuant to Article 8-04 of Regulation S-X.

7.   If SNC is a predecessor entity, then audited SNC financial statements for the period 1/1/08 – 12/9/08 may be required in the Registrant's next 10-K.

8.   Regarding prior comment 10, please note that paragraph 48 of SFAS 141 precludes liability recognition for purchase price consideration prior to consummation of the business combination.

Pro Forma Financial Statements – Prior Comment 11, page 173

9.   Please provide separate pro forma financial statements giving effect to Sing Kung's 12/9/08 acquisition of SNC. Provide a footnote disclosing the SNC purchase price and allocation. See Instruction 6 to Article 11-02 of Regulation S-X. Note that in estimating the fair value of acquired long-term billed and unbilled receivables and payables, it remains unclear how the absence of fair value adjustments complies with SFAS 141. It does not appear that a market participant would reasonably be expected to pay face value for amounts that are not contractually due to be paid for extended periods. The contingent potential for earlier repayment would not be expected to entirely offset a necessary discount for the time value of money.

Exhibit 5.1 – Legal Opinion of Maples and Calder

10.   We note the revised disclosure in counsel's legal opinion in response to comment 21 in our letter dated November 17, 2008. Counsel's opinion still does not cover all of the shares of common stock that you are registering (17,567,694 shares, according to the amendment to the S-4 filed on December 19, 2008). In addition, counsel's opinion does not cover the 5,750,000 units that you are also registering. Please have counsel revise its opinion to cover all of the securities that you are registering. Please see Item 601(b)(5)(i) of Regulation S-K and Paragraph 29 of Schedule A to the Securities Act of 1933, as amended.

11.   We note your response to comment 22 in our letter dated November 17, 2008. We continue to believe that the assumptions contained in paragraphs 3.6 (that the Resolutions remain in full force and effect) and 3.7 (that no less than the par value shall be paid for the shares ultimately issuable pursuant to the Warrants) are inappropriate. In this regard we note that counsel should be in a position to perform such due diligence as it deems necessary to establish that the Resolutions remain in full force and effect and that the terms of the warrant agreement set forth clearly the exercise price mechanisms applicable to the warrants. Please have counsel revise its opinion to omit the assumptions contained in paragraphs 3.6 and 3.7.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Al Pavot, staff accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pam Long
Assistant Director

Cc: Christopher S. Auguste, Esq. (Via Facsimile 212-715-8277)